The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 13, 2017

Citigroup Global Markets Holdings Inc.	March-----, 2017 Medium-Term Senior Notes, Series N Pricing Supplement No. 2017-USNCH0448 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-214120 and 333-214120-03

Fixed Rate Notes

3.00% Notes Due 2024

The notes mature on March-----, 2024 and will bear interest at the fixed rate per annum indicated below. Interest will be payable semi-annually. We do not have the right to redeem the notes prior to maturity.

The notes are senior unsecured debt securities of Citigroup Global Markets Holdings Inc. and are guaranteed by Citigroup Inc. All payments due on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. and Citigroup Inc. default on their payment obligations, you could lose some or all of your investment.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Stated principal amount:	$1,000 per note
Aggregate stated principal amount:	$
Pricing date:	Expected to be March 20, 2017
Issue date:	March , 2017 (three business days after the pricing date)
Maturity date:	March , 2024 (expected to be March 15, 2024)
Payment at maturity:	$1,000 per note plus any accrued and unpaid interest
Interest:	On each interest payment date, for each note you hold at the close of business on the applicable regular record date, we will pay you an interest payment calculated as follows: $1,000 × interest rate per annum × day count fraction. The regular record date for any interest payment date is the business day preceding that interest payment date. Notwithstanding the foregoing, the interest payment due at maturity will be paid to the persons who hold the notes on the maturity date.
Interest rate per annum:	3.00%
Interest payment dates:	Semi-annually on the day of each March and September of each year (expected to be the 15th day of each March and September of each year), beginning on September , 2017 and ending on the maturity date.
Postponement for non-business days:	If any interest payment date or the maturity date is not a business day, the payment required to be made on that day will be made on the next succeeding business day, and no additional interest will accrue as a result of the delay in payment. A “business day” is any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close.
Day count fraction:	For any interest payment date: (i) the number of calendar days from and including the immediately preceding interest payment date (or the issue date in the case of the first interest payment date) to but excluding the current interest payment date, where each complete one-month period (measured from and including a given numerical date in one month to but excluding the same numerical date in the next month) is deemed to contain 30 calendar days, divided by (ii) 360. For purposes of the preceding sentence, the number of calendar days from and including the issue date to but excluding the first interest payment date is equal to (x) the number of calendar days from and including the issue date to but excluding the first succeeding day that is the 15th of a month plus (y) the number of months from and including the month of such first succeeding day to but excluding the month of the first interest payment date multiplied by 30.
Survivor’s option:	The notes are Survivor’s Option Notes. The representative of a deceased beneficial owner of the notes will have the right to request early repayment of the notes, subject to the terms and limitations described in this pricing supplement in the section “Repayment Upon Death.”
CUSIP / ISIN:	17290JBW0/ US17290JBW09
Listing:	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriters:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of Citigroup Global Markets Holdings Inc., as lead agent, and Incapital LLC, as agent, each acting as principal.
Underwriting fee and issue price:	Issue price	Underwriting fee(1)	Proceeds to issuer
Per note:	$1,000.00	$14.50	$985.50
Total:	$	$	$

(1) For more information on the distribution of the notes, see “Supplemental Plan of Distribution” in this pricing supplement. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to the notes, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Investing in the notes involves risks. See “Risk Factors Relating to the Notes” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, which can be accessed via the following hyperlink:

Prospectus Supplement and Prospectus each dated October 14, 2016

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets	Incapital LLC

Citigroup Global Markets Holdings Inc.
Fixed Rate Notes 3.00% Notes Due 2024

Additional Information

The terms of the notes are set forth in the accompanying prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. You should carefully review the accompanying prospectus supplement and prospectus together with this pricing supplement in deciding whether to invest in the notes. To the extent that the description of the terms of the notes set forth in this pricing supplement is inconsistent with the information set forth in the accompanying prospectus supplement and prospectus, the information in this pricing supplement controls.

The notes are senior unsecured debt securities issued by Citigroup Global Markets Holdings Inc. under the senior debt indenture described in the accompanying prospectus supplement and prospectus. The notes will constitute part of the senior debt of Citigroup Global Markets Holdings Inc. and will rank equally with all other unsecured and unsubordinated debt of Citigroup Global Markets Holdings Inc. The guarantee of payments due on the notes will constitute part of the senior indebtedness of Citigroup Inc. and will rank on an equal basis with all other unsecured debt of Citigroup Inc. other than subordinated debt.

Risk Factors Relating to the Notes

The risk factors below describe certain risks associated with an investment in the notes. You should read the risk factors below together with the risk factors included in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally. We also urge you to consult your investment, legal, tax, accounting and other advisers.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., and any actual or perceived changes to the creditworthiness of either entity may adversely affect the value of the notes. You are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of the creditworthiness of Citigroup Global Markets Holdings Inc. or Citigroup Inc. Any decline, or anticipated decline, in the credit ratings of either entity, or any increase, or anticipated increase, in the credit spreads of either entity is likely to adversely affect the value of the notes.

▪	The notes will not be listed on any securities exchange and you may not be able to sell the notes prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Secondary market sales of the notes are likely to result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. If you are able to sell your notes prior to maturity, you are likely to receive less than the stated principal amount of the notes.

▪	Any increase in market interest rates is likely to reduce the value of the notes. If market interest rates increase, the interest rate payable on the notes will become less favorable as compared to the yield available on other investments with a similar level of risk as the notes at that time, reducing the value of the notes.

▪	The notes are riskier than notes with a shorter term. The notes are relatively long-dated. Because the notes are relatively long-dated, the risks of the notes are heightened as compared to notes with a shorter term because you will be subject to those risks for a longer period of time. In addition, the value of a longer-dated note is typically less than the value of an otherwise comparable note with a shorter term.

▪	The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no changes in market conditions or other relevant factors, the price, if any, at which CGMI may be willing to purchase the notes in secondary market transactions will likely be lower than the issue price since the issue price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transactions. Our affiliates may realize a profit from the expected hedging activity even if the value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by CGMI, as a result of dealer discounts, mark-ups or other transaction costs.

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▪	The price at which you may be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest. A number of factors will influence the value of the notes in any secondary market that may develop and the price at which CGMI may be willing to purchase the notes in any such secondary market, including: interest rates in the market, the time remaining to maturity of the notes, hedging activities by our affiliates, fees and projected hedging fees and profits, changes in CGMI’s estimation of the value of the survivor’s option and any actual or anticipated changes in the credit ratings, financial condition and results of either Citigroup Global Markets Holdings Inc. or Citigroup Inc. The value of the notes will vary and is likely to be less than the issue price at any time prior to maturity, and sale of the notes prior to maturity may result in a loss.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Supplemental Plan of Distribution” in this pricing supplement.

▪	The survivor’s option is subject to significant limitations. The representative of a deceased beneficial owner of the notes will have the right to request early repayment of the notes by us on the terms described in the section “Repayment Upon Death” in this pricing supplement. That repayment right is subject to significant limitations, including the following: the notes must have been beneficially owned by the deceased beneficial owner or his or her estate for at least one year prior to submission of the request for repayment; the notes will be grouped with all other Survivor’s Option Notes and subject to an aggregate annual repayment limit, as more fully described under “Repayment Upon Death” in this pricing supplement; and we will not be obligated to repay more than $250,000 in stated principal amount of the notes offered by this pricing supplement to the representative of any individual deceased beneficial owner of the notes in any calendar year. Because of these limitations, your representative may not be able to obtain repayment of any of the notes beneficially owned by you following your death, or may only be able to obtain repayment of a portion of the notes owned by you, and any such repayment may be delayed for multiple years. See “Repayment Upon Death” in this pricing supplement for additional information.

United States Federal Tax Considerations

The notes will be treated for U.S. federal income tax purposes as fixed rate debt instruments that are issued without original issue discount.

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “United States Federal Tax Considerations,” and in particular the sections entitled “United States Federal Tax Considerations—Tax Consequences to U.S. Holders,” “—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying prospectus supplement for more information.

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the lead agent for the sale of the notes, will purchase all of the notes offered by this pricing supplement at the issue price set forth on the cover page of this pricing supplement less the underwriting fee set forth on the cover page of this pricing supplement and will sell all of such notes to Incapital LLC, as agent for the sale of the notes, at the same price. Incapital LLC will, in turn, offer the notes to the public at the issue price set forth on the cover page of this pricing supplement and/or to selected dealers at the issue price less a selling concession equal to the underwriting fee set forth on the cover page of this pricing supplement. If all of the notes are not sold at the initial issue price, CGMI may change the issue price and other selling terms.

CGMI is an affiliate of ours. Accordingly, this offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion will not be permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

See “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

In order to hedge its obligations under the notes, Citigroup Global Markets Holdings Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices” in this pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

For a period of approximately four months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the four-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Risk Factors Relating to the Notes—The notes will not be listed on any securities exchange and you may not be able to sell the notes prior to maturity.”

Additional Terms of the Notes

The section “Description of Debt Securities—Covenants—Limitations on Mergers and Sales of Assets” in the accompanying prospectus shall be amended to read in its entirety as follows:

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The indenture provides that neither Citigroup Global Markets Holdings nor Citigroup will merge or consolidate with another entity or sell other than for cash or lease all or substantially all its assets to another entity, except, in the case of Citigroup, if such lease or sale is to one or more of its Subsidiaries, unless:

•	either (1) the Citi entity is the continuing entity, or (2) the successor entity, if other than the Citi entity, is a U.S. corporation, partnership or trust and expressly assumes by supplemental indenture the obligations of the Citi entity evidenced by the securities issued pursuant to the indenture; and

•	immediately after the transaction, there would not be any default in the performance of any covenant or condition of the indenture (Sections 5.05 and 16.05).

Other than the restrictions described above, the indenture does not contain any covenants or provisions that would protect holders of the debt securities in the event of a highly leveraged transaction.

Repayment Upon Death

Following the death of any beneficial owner of the notes, Citigroup Global Markets Holdings Inc. will repay any notes (or the applicable portion of any notes) that are beneficially owned by the deceased beneficial owner and are validly tendered for repayment at a price equal to the stated principal amount of the notes tendered plus accrued and unpaid interest to but excluding the date of repayment. To be validly tendered, notes must be submitted for repayment in accordance with the requirements set forth below by a representative of the deceased beneficial owner who has authority to act on behalf of the deceased beneficial owner under the laws of the appropriate jurisdiction (including, without limitation, the personal representative, executor, surviving joint tenant or surviving tenant by the entirety of the deceased beneficial owner). The right of the representative of a deceased beneficial owner to request repayment under this section, which we refer to as the “survivor’s option,” is subject to the following important limitations:

▪	The notes tendered for repayment must have been beneficially owned by the deceased beneficial owner or his or her estate for at least one year prior to the submission of the request for repayment.

▪	Citigroup Global Markets Holdings Inc.’s repayment obligation with respect to all Survivor’s Option Notes (including but not limited to the notes offered by this pricing supplement) in any calendar year will be subject to an aggregate limit (the “Aggregate Annual Limit”) equal to the greater of (i) $2 million and (ii) 1% of the aggregate outstanding stated principal amount of all Survivor’s Option Notes as of the end of the most recent calendar year. The Aggregate Annual Limit applies to all Survivor’s Option Notes as a group. “Survivor’s Option Notes” are notes issued by Citigroup Global Markets Holdings Inc. on or after March 8, 2016 that are designated as Survivor’s Option Notes in the applicable pricing supplement. The notes offered by this pricing supplement are Survivor’s Option Notes.

▪	Citigroup Global Markets Holdings Inc. will not be obligated to repay more than $250,000 in stated principal amount of the notes offered by this pricing supplement to the representative of any individual deceased beneficial owner in any calendar year (the “$250,000 Individual Annual Limit”). For the avoidance of doubt, the $250,000 Individual Annual Limit applies only to the notes offered by this pricing supplement. Any other Survivor’s Option Notes owned by a deceased beneficial owner of the notes offered by this pricing supplement would not count against the $250,000 Individual Annual Limit applicable to the notes offered by this pricing supplement.

▪	The stated principal amount of notes tendered for repayment must be $1,000 or an integral multiple of $1,000.

Notes that are validly tendered pursuant to this section will be accepted promptly in the order all such notes are tendered, except for any notes the acceptance of which would contravene the limitations described above. The Aggregate Annual Limit and the $250,000 Individual Annual Limit will be applied to the notes (and, in the case of the Aggregate Annual Limit, all other Survivor’s Option Notes) in the order tendered, so that all validly tendered notes will be accepted for repayment in the order tendered until the relevant limit is reached, and any additional or subsequently tendered notes will not be accepted for repayment in the current calendar year. Any notes tendered for repayment that are not accepted in any calendar year due to the application of the Aggregate Annual Limit or the $250,000 Individual Annual Limit will be deemed to be tendered in the following calendar year (and succeeding calendar years if any notes continue not to be accepted in the following calendar year due to the application of these limits) in the order in which such notes were originally tendered.

Because of the limits described above, your representative may not be able to obtain repayment of any of the notes beneficially owned by you following your death, or may only be able to obtain repayment of a portion of the notes owned by you, and any such repayment may be delayed for multiple years. The following illustrate some of the potential effects of these limitations:

▪	If you have beneficially owned the notes for less than one year at the date of your death, your representative will not be entitled to request repayment under this section until one year after the date you acquired your beneficial ownership.

▪	All Survivor’s Option Notes, including but not limited to the notes, are grouped together for purposes of applying the Aggregate Annual Limit, which in any calendar year is equal to the greater of (i) $2 million and (ii) 1% of the aggregate outstanding stated principal amount of all Survivor’s Option Notes as of the end of the most recent calendar year. Because it is not possible to predict the aggregate amount of Survivor’s Option Notes that will be outstanding as of the end of any future calendar year, you should assume that the Aggregate Annual Limit may be as low as $2 million. Repayment requests submitted with respect to all Survivor’s Option Notes, and not just the notes offered by this pricing supplement, will count against the Aggregate Annual Limit. Even if no repayment requests are submitted with respect to any of the notes offered by this pricing supplement, the Aggregate Annual Limit may be reached as a result of repayment

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requests submitted with respect to other Survivor’s Option Notes. If the Aggregate Annual Limit is reached in any calendar year prior to the time when your representative submits a request for repayment of notes beneficially owned by you, your representative will not be able to obtain repayment of those notes in that calendar year. If prior repayment requests significantly exceed the Aggregate Annual Limit, the excess of those prior repayment requests may be carried forward for multiple years, so that it may be a long period of time before your representative would be entitled to any repayment. Representatives who submit prior repayment requests will be entitled to repayment in full before your representative would be entitled to any repayment.

▪	Even if the Aggregate Annual Limit is not reached before your representative submits a repayment request, your representative will be limited in each calendar year by the $250,000 Individual Annual Limit.

If any notes that are validly tendered for repayment pursuant to this section are not accepted, the paying agent will deliver to any affected representative a notice that states the reasons the notes have not been accepted for repayment. The notice will be sent by first-class mail to the broker or other entity through which the deceased beneficial owner’s interests in the notes are held.

The death of a person holding a beneficial ownership interest in any notes as a joint tenant with right of survivorship or tenant by the entirety with another person, or as a tenant in common with the deceased beneficial owner’s spouse, will be deemed the death of a beneficial owner of those notes, and the entire stated principal amount of the notes so held, plus accrued and unpaid interest to but excluding the date of repayment, will be subject to repayment pursuant to this section. However, the death of a person holding a beneficial ownership interest in any notes as tenant in common with a person other than such deceased beneficial owner’s spouse will be deemed the death of a beneficial owner only with respect to such deceased beneficial owner’s interest in the notes, and only a pro rata portion of those notes corresponding to such deceased beneficial owner’s interest will be subject to repayment pursuant to this section.

The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial ownership interests in any notes (including the right to sell, transfer or otherwise dispose of an interest in the notes, the right to receive the proceeds from the notes and the right to receive principal and interest) will be deemed the death of the beneficial owner of those notes for purposes of this section, regardless of whether that deceased beneficial owner was the registered holder of those notes, if entitlement to those interests can be established to the satisfaction of Citigroup Global Markets Holdings Inc. and the paying agent. Such beneficial ownership interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers to Minors Act or Uniform Gifts to Minors Act, community property or other joint ownership arrangements between spouses. In addition, a beneficial ownership interest will be deemed to exist in custodial and trust arrangements where one person has all of the beneficial ownership interests in the applicable notes during his or her lifetime.

Any notes accepted for repayment pursuant to this section will be repaid on the first June 15 or December 15 that occurs 35 or more calendar days after the date of such acceptance (such date, a “repayment date”). If that date is not a business day, payment will be made on the next succeeding business day. Any repayment request may be withdrawn by the representative presenting the request upon delivery of a written request for withdrawal to the paying agent not less than 30 calendar days before the repayment date. If the notes cease to be outstanding on or prior to the applicable repayment date, no repayment will be made pursuant to this section on that repayment date.

Subject to the foregoing, in order for a right to repayment under this section to be validly exercised, the paying agent must receive:

▪	a written request for repayment signed by the representative, and the representative’s signature must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. or a commercial bank or trust company having an office or correspondent in the United States;

▪	appropriate evidence satisfactory to Citigroup Global Markets Holdings Inc. and the paying agent that (i) the representative has authority to act on behalf of the deceased beneficial owner; (ii) the death of such beneficial owner has occurred; (iii) the deceased was the beneficial owner of the notes at the time of death; and (iv) the deceased acquired his or her beneficial ownership interest in the notes at least one year prior to the date of submission of the repayment request;

▪	if the notes are held by a nominee of the deceased beneficial owner, a certificate satisfactory to Citigroup Global Markets Holdings Inc. and the paying agent from that nominee attesting to the beneficial ownership of the notes; and

▪	any additional information Citigroup Global Markets Holdings Inc. or the paying agent reasonably requires to evidence satisfaction of any conditions to the exercise of the right of repayment under this section or to document beneficial ownership or authority to make the election and to cause the repayment of the notes.

All questions as to the eligibility or validity of any exercise of the right to repayment under this section will be determined by Citigroup Global Markets Holdings Inc., in its sole discretion, and those determinations will be final and binding on all parties.

Because the notes will be issued in book-entry form and held of record by a nominee of The Depository Trust Company (“DTC”), DTC’s nominee will be the holder of the notes and therefore will be the only entity that can exercise the right to repayment of the notes described in this section. To obtain repayment pursuant to this section, the representative of the deceased beneficial owner must provide to the broker or other entity through which the deceased beneficial owner holds an interest in the notes:

▪	the documents required to be submitted to the paying agent as described above; and

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▪	instructions to the broker or other entity to notify DTC of the representative’s desire to obtain repayment pursuant to this section.

The broker or other entity must provide to the paying agent:

▪	the documents received from the representative referred to in the first bullet point of the preceding paragraph; and

▪	a certificate satisfactory to the paying agent from the broker or other entity stating that it represents the deceased beneficial owner.

The applicable broker or other entity will be responsible for disbursing to the appropriate representative any payments it receives pursuant to this section. We will not provide notice of redemption in the case of any repayment pursuant to this section.

Depending on market conditions, including changes in interest rates and our creditworthiness, it is possible that the value of the notes in the secondary market at any time may be greater than their stated principal amount plus any accrued and unpaid interest. Accordingly, prior to exercising the option to request repayment described in this section, the representative of the deceased beneficial owner should contact the broker or other entity through which the notes are held to determine whether a sale of the notes in the secondary market may result in greater proceeds than the stated principal amount plus accrued and unpaid interest pursuant to a request for repayment under this section.

The representative of a deceased beneficial owner may obtain more information from Citibank, N.A., the paying agent for the notes, by calling 1-800-422-2066 during normal business hours in New York City.

© 2017 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

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